FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of February, 2011
Commission File Number: 001-09531
TELEFÓNICA, S.A.
(Exact Name of Registrant as Specified in Its Charter)
Distrito C Ronda de la Comunicación, s/n
28050 Madrid, Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b) (1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b) (7):
Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): N/A

Telefónica, S.A.
This Form 6-K is incorporated by reference into the registration statement of Telefónica, S.A. and Telefónica Emisiones, S.A.U. filed with the Securities and Exchange Commission on May 8, 2009 (File No. 333-159062). Telefónica, S.A. is filing the documents set forth in the attached Exhibit Index.
TABLE OF CONTENTS

		Sequential
		Page
Item		Number

1.	Condensed Consolidated Interim Financial Statements and Consolidated Interim Management Report for the Nine Months Ended September 30, 2010	3

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA, S.A.
By:	/s/ Santiago Fernández Valbuena
	Name:	Santiago Fernández Valbuena
	Title:	Chief Financial Officer

Date: February 7, 2011